UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Information.

James W. FitzGibbons, Chief Accounting Officer of CDC Corporation (the
"Company"), resigned from his position with the Company and has left to pursue other opportunities.  Mr. FitzGibbon's departure from the Company was not the result of any disagreements with the Company regarding financial or accounting matters.

Mr. Gregor Morela, Controller of CDC Software Corporation, has replaced Mr.
FitzGibbons as Chief Accounting Officer of the Company.

Exhibit  Description

1.01     Press release dated August 26, 2008
         CDC Provides Second Half of 2008 Total Revenue and Adjusted EBITDA
         Guidance, Exceeding Consensus Estimates

1.02     Press release dated August 26, 2008
         CDC Software Introduces Major New Version of Ross Enterprise
         Leveraging Smart Client Technology for Lower Total Cost of Ownership

1.03     Press release dated September 2, 2008
         CDC Games’ Generates All-Time Record Average Daily Revenue Post-
         Olympics

1.04     Press release dated September 3, 2008
         CDC Software’s CDC Factory Solution to Be Implemented at Three of the
         Largest U.S. Plant Facilities of Leading Provider of Renowned  Food
         Brands, Reaching More than 81 Percent of U.S. Households

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: September 3, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated August 26, 2008 -- CDC Provides Second Half of 2008 Total Revenue and Adjusted EBITDA Guidance, Exceeding Consensus Estimates
1.02	Press release dated August 26, 2008 -- CDC Software Introduces Major New Version of Ross Enterprise Leveraging Smart Client Technology for Lower Total Cost of Ownership
1.03	Press release dated September 2, 2008 -- CDC Games’ Generates All-Time Record Average Daily Revenue Post-Olympics
1.04	Press release dated September 3, 2008 -- CDC Software’s CDC Factory Solution to Be Implemented at Three of the Largest U.S. Plant Facilities of Leading Provider of Renowned Food Brands, Reaching More than 81 Percent of U.S. Households